SYMPHERON SECURITIES LLC

(a wholly owned **subsidiary** of Sympheron Partners LLC)

NOTES TO THE FINANCIAL STATEMENTS

For the period ending September 11, 2015 through December 31, 2015

NOTE 1- ORGANIZATION AND NATURE OF THE BUSINESS

Sympheron Securities, LLC ("Sympheron," the "Company", "we," "our," "ours" or "us") is an independent investment bank that provides innovative strategic and financial advice to a diverse client base, including corporations, partnerships, and financial sponsors. We assist our clients in achieving their strategic goals by offering comprehensive, integrated financial advisory services across all major industry sectors. Our team of experienced professionals advises clients on their most critical decisions, including mergers and acquisitions ("M&A"), recapitalizations and restructurings and other corporate finance matters.

Sympheron was founded in 2012 by veteran investment bankers to create an independent investment bank that offers multi-disciplinary solutions and exceptional transaction execution combined with the highest standard of confidentiality and discretion. We create lasting client relationships by providing focused innovative advice through a highly collaborative and global approach not limited to specific products or access to particular regions.

Sympheron is a wholly owned and managed subsidiary of Sympheron Partners LLC ("Parent") and is registered with the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). Sympheron operates its business from its office located in Fargo, ND.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Company prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements include the operations, assets and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of normal recurring accruals, necessary to fairly present the accompanying financial statements.

Use of Estimates—The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

In preparing the financial statements, management makes estimates and assumptions regarding:

- the adequacy of the allowance for doubtful accounts;
- the realization of deferred taxes;
- the measurement of equity-based compensation; and
  other matters that affect the reported amounts and disclosures of contingencies in the financial statements.

Cash and Cash Equivalents—Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. As of December 31, 2015, the Company had cash of $48,072 maintained in U.S. bank accounts, of which all U.S. bank account balances were below the $250,000 FDIC coverage limit.

Restricted Cash—The Company did not have any restricted cash balances, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 31, 2015.

Leases—We lease our office space under an operating lease. The lease term commences on the earlier of the date when we become legally obligated for the rent payments or the date on which we take possession of the property. For tenant improvement

allowances and rent holidays, we record a deferred rent liability in accrued expenses and other liabilities in the Statement of Financial Condition. As of the date of this financial report, our office space is leased on a month-to-month basis without penalty or future obligation upon 30-days written notice of our intent to vacate. Our lease expense for allocated office rent was $240 for the year ending December 31, 2015.

Revenue and Expense Recognition—The Company recognizes revenues from providing advisory services when earned and collection is reasonably assured. Upfront fees are recognized over the estimated period that the related services are performed. Transaction-related fees are recognized when all services for a transaction have been provided, specified conditions have been met and the transaction closes. Underwriting revenues are recognized when the offering is deemed complete and is presented net of related expenses. Deferred revenues are recorded for fees received that have not yet been earned. Expenses are reflected on the statements of operations, net of client reimbursements.

Income Taxes—The Company's is organized as a limited liability company. For U.S. federal income tax purposes, taxes related to income earned by the Company represent obligations of the individual partners and members and have not been reflected in the statement of financial condition. With few exceptions, the Company is no longer subject to U.S. federal, state, and local, or non-U.S. income tax examinations by tax authorities for years before 2012.

NOTE 3- PREPAID EXPENSES

As of December 31,2015, the prepaid balance on our Statement of Financial Condition are as follows:

Deposit account with FINRA	$	1,106
Prepaid insurance		576
Total prepaids	$	1,682

NOTE 4- RELATED PARTY TRANSACTIONS

In accordance with FAS523 ASC 740-10, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positons being upheld with relevant tax authorities, as defined by FASB ASC 740-10. As December 31, 2015, the Company had no tax positions with relevant tax authorities, as defined by FASB ASC 740-10. At December 31, 2015, the company had no tax positions that would not be held up under examination.

We participate in an expense sharing agreement with our Parent. Expenses we share with our Parent include communications, technology and general overhead and administrative expenses incurred in the normal course of business. Based on the terms in this agreement, our allocations may not be inclusive of all economic benefits received from or provided to our Parent. We occasionally do incur costs which belong to our Parent and are therefore charged to our Parent for reimbursement of those costs.

As of December 31,2015, the net payables due to Parent on our Statement of Financial Condition are as follows:

Receivable due from Parent	$	2,200
Payable due to Parent		(1,945)
Total net receivable due from Parent	$	255

Receivables due from our Parent represent expenses of our Parent that we have incurred for which our Parent reimburses us for. Payables due to our Parent represent expense allocations for communications, technology and general and administrative expenses incurred by our Parent for which we share the benefits of those costs and have an expense sharing agreement with our Parent.

The related party transactions that give rise to these receivables and payables are settled monthly with cash transfers.

NOTE 5- ACCRUED EXPENSES

As of December 31,2015, the accrued expenses on our Statement of Financial Condition included $527 interest expense on from our subordinated note and other miscellaneous accruals.

NOTE 6- SUBORDINATED NOTE

On September 11, 2015 we entered into a Subordinated Loan Agreement ("Subordinated Loan") with one of the partners of our Parent for $31,500 in accordance with Appendix D of SEC Rule 15c 3-1. This Subordinated Loan is non-secured and subordinate to our obligations to other vendors and creditors. The Subordinated Loan has a five (5) year term and a 5% annual interest rate, calculated using the simple-interest-method. The terms of the Subordinated Loan require interest only payments for the first three years upon which time the outstanding principle may be converted to equity at the option of the lender. Interest expense for the period ended September 11, 2015 through December 31, 2015 was $527.

For the period ended September 11, 2015 December 31, 2015, the activity of our Subordinated Loan was as follows:

Balance, beginning of period:	$	31,500
Increases: Accrued interest		0
Balance, end of period:	$	31,500

Our Subordinated Loan, based upon contractual terms, matures as follows:

Fiscal 2016	$	0
Fiscal 2017		0
Fiscal 2018		3,768
Fiscal 2019		15,550
Fiscal 2020		12,182
Total	$	31,500

NOTE 7– COMMITMENTS AND CONTINGENCIES

Commitments and contingencies

As a result of extensive regulation of the broker-dealers, we are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. The reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, regulatory agencies and self-regulatory organizations institute investigations from time to time, into industry practices, which can also result in the imposition of sanctions.

On March 15, 2016 the Company was made aware that FINRA would be suspending our registration pursuant to FINRA Rule 9552 for not filing our Annual Audit Report by the annual deadline of February 29, 2016 as required pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, related filing plans and FINRA Rule 2010. The suspension became effective April 08, 2016. Management is aware of the suspension and is in the process of completing the necessary filings required by FINRA to lift the suspension.

As of December 31, 2015, we did not have any known commitments or contingencies other than our subordinated loan from one of the partners of our Parent. See Note 4 of the notes to the financial statements for further discussion.

Legal matter contingencies

The Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with ASC 450, " Contingencies" when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

NOTE 8-PARTNER'S CAPITAL

The Company's partner's capital account activity for the period ended December 31, 2015 are as follows:

Balance, beginning of period:	$	0
Net loss		(4,809)
Additions		21,000
Balance, end of period:	$	16,191

NOTE 9-SUBSEQUENT EVENTS

Management has considered subsequent events reviewed through April 29, 2016. There were no subsequent events that required recognition or disclosure.

SYMPHERON SECURITIES LLC
(a wholly owned subsidiary of Sympheron Partners LLC)
SCHEDULE A
COMPUTATION OF NET CAPITAL
December 31, 2015

As a registered limited broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of the FINRA, we are subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 (the "Rule") requires that aggregate indebtedness, as defined, not exceed 15 times net capital (8 times net capital for broker dealers in their first year), as defined by the Rule. FINRA also provides for an "alternative net capital requirement", which we have not elected. Regulations require that minimum net capital, as defined, be equal to the greater of 1) 120% of the member firm's required net capital, or 2) $5,000. As of December 31, 2015 Sympheron's net capital was $46,009 which exceeded its requirement by $38,810. FINRA may require a member firm to reduce its business if its net capital is less than 125% of the minimum dollar requirement, or its aggregate indebtedness is more than 1,200% of its net capital. Our net capital position as of December 31, 2015 is as follows:

Total ownership equity	$	16,191
Add: Liabilities subordinate to claims of general creditors allowable in computation of net capital		31,500
Subtotal capital and allowable subordinated liabilities		47,691
Less: Total non-allowable assets		1,682
Total net capital	$	46,009
Minimum net capital required (1)	$	284
Minimum net capital requirement of reporting broker (2)	$	5,000
Net capital requirement (3)	$	5,000
Excess net capital (4)	$	38,810
Net capital less the greater of 10% total aggregate indebtedness or 120% of minimum net capital requirement of reporting broker	$	37,810

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(1) Represents 6 2/3% of total aggregate indebtedness of $4,262 as of December 31, 2015.
(2) Required net capital per Rule 15c3-1 for a limited broker dealer.
(3) Greater of 6 2/3 of total aggregate indebtedness and minimum net capital requirement of reporting broker dealer.
(4) Total net capital less net capital requirement.

The individual components of our aggregate indebtedness as of December 31, 2015 are as follows:

Accounts payable	$	1,350
Payable due Parent		1,945
Accrued interest		527
Other accrued expenses		440
Total aggregate indebtedness	$	4,262

As a registered limited broker-dealer, we are required to meet the business mix test exemption under Section 11(a)(1)(G) of the Securities and Exchange Act of 1934. This test requires our qualifying transactions be greater than 50% of our total revenue. As of December 31, 2015, we have met this requirement.

As a first year registered limited broker-dealer, we are required to file Part II of Form X-17A-5 each month with FINRA. For the month ended December 31, 2015, there were no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2015.